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                          March 14, 2023

       Theis Terwey
       Chief Executive Officer
       GH Research PLC
       Joshua Dawson House
       Dawson Street
       Dublin 2
       D02 RY95
       Ireland

                                                        Re: GH Research PLC
                                                            Registration
Statement on Form F-3
                                                            Filed March 9, 2023
                                                            File No. 333-270418

       Dear Theis Terwey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Yasin Keshvargar